09058867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 39877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

BD 3/17

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
CRI Securities, LLC:

We have audited the accompanying statement of financial condition of CRI Securities, LLC (the Company) as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRI Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2009

CRI SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash	$ 1,016,786
Commissions receivable	340,022
Accounts receivable	421,153
Prepaid asset	2,000
Deposit with clearing organization	25,000
Securities inventory	8,918
Total assets	$ 1,813,879

Liabilities and Members' Equity

Liabilities:	
Commissions payable	$ 236,777
Accounts payable	389,944
Due to affiliates	208,954
Payable to outside broker/dealer	8,918
Total liabilities	844,593
Members' equity:	
Members' cumulative contributions	4,020,000
Cumulative losses	(3,050,714)
Total members' equity	969,286
Total liabilities and members' equity	$ 1,813,879

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Operations

For the year ended December 31, 2008

Revenues	
Commissions	$ 19,004,521
Other income	1,233,467
	20,237,988
Expenses	
Commissions	13,903,856
Fees paid to outside owner and related affiliate	4,261,556
Management and administrative fees paid to affiliated entity	1,690,678
General and administrative expenses	304,758
	20,160,848
Net income	$ 77,140

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Changes in Members' Equity

For the year ended December 31, 2008

	Enterprise Holding Corporation	Outside Owner	Total
Balances at December 31, 2007	$ 892,146	$ 0	$ 892,146
Net income	77,140	0	77,140
Balances at December 31, 2008	$ 969,286	$ 0	$ 969,286

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Cash Flows

For the year ended December 31, 2008

Cash flows provided by operating activities

Net income	$ 77,140
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	271,707
Increase in accounts receivable	(284,194)
Change in securities owned	(5,263)
Increase in commissions payable	32,924
Increase in due to affiliates	6,607
Decrease in accounts payable	(56,571)
Increase in payable to outside broker/dealer	5,263
Net cash provided by operating activities	47,613
Increase in cash	47,613
Cash at beginning of year	969,173
Cash at the end of year	$ 1,016,786

See accompanying notes to the financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). CRI Securities, LLC (the Company), is a joint venture between Enterprise Holding Corporation (Enterprise), and a certain outside owner, both of which are 50% owners. Enterprise is a wholly-owned subsidiary of Minnesota Life Insurance Company (Minnesota Life). The membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on Enterprise to fund any operating losses.

(2) Summary of Significant Accounting Policies

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is earned and recognized on the date of the sale. As commission income is recognized, the related commission expense due to sales agents is also recognized.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Cash

The Company places its cash with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(3) Risks

The following is a description of the significant risks facing the Company:

Credit Risk:

Certain financial instruments, consisting primarily of cash, potentially subject the Company to concentration of credit risk. The Company places its cash with high quality financial institutions in order to limit the potential credit exposure.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company mitigates this risk by employing compliance and operating practices that identify and minimize an adverse impact of this risk. The Company additionally minimizes the adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141, revised 2007 (FAS 141(R)), *Business Combinations.* FAS 141(R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides about a business combination and its effects. FAS 141(R) retains the fundamental requirements in FAS 141, *Business Combinations*, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The application of FAS 141(R) is required for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. The Company expects no material impact to its results of operations or financial position due to the adoption of FAS 141(R).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (FAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The application of FAS 159 is required for fiscal years beginning after November 15, 2007. The adoption of FAS 159 did not impact the Company's financial statements as no items were elected for measurement at fair value upon initial adoption. The Company will continue to evaluate eligible financial assets and liabilities on their election dates. Any future elections will be disclosed in accordance with the provisions outlined within FAS 159.

(4) New Accounting Pronouncements - Continued

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of FAS 157 was initially required for fiscal years beginning after November 15, 2007. During February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *Effective date of FASB Statement No. 157,* which delayed the effective date of FAS 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. During October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,* effective upon issuance clarified the application of FAS 157 in an inactive market, including how internal assumptions should be considered when measuring fair value, how observable market information that is not active should be considered and how the use of market quotes should be used when assessing observable and unobservable data. There was no material impact to the Company's results of operations or financial position as a result of the adoption of FAS 157 and its related FSP's in 2008.

(5) Related Party Transactions

Under a management services agreement with Minnesota Life and Securian Financial Services, Inc., an affiliated broker/dealer, the Company is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and Securian Financial Services, Inc. incur on behalf of the Company. For the year ended December 31, 2008, the Company was charged expenses totaling $1,690,678 of which $208,954 is included in due to affiliates at December 31, 2008.

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain outside owner. For the year ended December 31, 2008, these fees totaled $637,321, of which $62,694 was included in accounts payable at December 31, 2008.

A company affiliated with the outside owner receives management and administrative fees from the Company. These reimbursable fees include occupancy cost, compensation, advertising and promotion and other administrative expenses are based on amounts billed to the Company. For the year ended December 31, 2008, these management and administrative fees were $3,624,235, of which $323,795 was included in accounts payable at December 31, 2008.

(6) Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive interest in accordance with the current membership agreement.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $779,459, which was $729,459 in excess of its required net capital of $50,000. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.65 to 1 at December 31, 2008.

(8) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

CRI SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2008

Members' equity	$	969,286
Deductions - nonallowable assets:		
Accounts receivable		186,489
Prepaid asset		2,000
Net capital before haircuts on securities		780,797
Haircuts on securities		1,338
Net capital	$	779,459
Total aggregate indebtedness	$	508,656
Net capital	$	779,459
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $508,656)		50,000
Net capital in excess of requirement	$	729,459
Ratio of aggregate indebtedness to net capital		0.65 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 (as amended on January 27, 2009) and the above computations.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
CRI Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CRI Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009

KPMG

CRI SECURITIES, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2008